UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2024

Commission File Number: 001-39997

Adagene Inc.

(Exact Name of Registrant as Specified in Its Charter)

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

+86-512-8777-3632

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Entry into Sales Agreement

On March 29, 2024, Adagene Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”) entered into a sales agreement (the “Sales Agreement”) with Leerink Partners LLC (“Leerink Partners”), pursuant to which the Company may issue and sell, from time to time, American Depositary Shares (the “ADSs”), each representing one and one quarter (1.25) ordinary shares of the Company, par value US$0.0001 per share (the “Shares”), through Leerink Partners, acting as agent and/or principal.

Subject to the terms and conditions of the Sales Agreement, Leerink Partners will use its commercially reasonable efforts consistent with its normal trading and sales practices to place all of the ADSs requested to be sold by the Company. The Company will pay Leerink Partners a commission rate of up to 3.0% of the gross proceeds from the sale of ADSs sold pursuant to the Sales Agreement. The Company has provided Leerink Partners with customary representations, warranties, covenants, and indemnification rights.

Sales of the ADSs under the Sales Agreement may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 of the Securities Act Regulations.

The ADSs will be offered and sold pursuant to the Company’s Registration Statement on Form F-3 (File No. 333-264486) (the “Registration Statement”), which was originally filed with the Securities and Exchange Commission (“SEC”) on April 26, 2022, the base prospectus contained within the Registration Statement, and a prospectus supplement that was filed with the SEC on March 29, 2024 in connection with the offer and sale of the ADSs pursuant to the Sales Agreement (the “Prospectus Supplement”). The ADSs may only be offered and sold by means of a prospectus, including a prospectus supplement, forming part of the effective Registration Statement.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement filed as Exhibit 1.1 with this Current Report on Form 6-K.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares or the ADSs in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The opinion of the Company’s counsel regarding the validity of the Shares that will be issued pursuant to the Prospectus Supplement and certain tax matters is filed herewith as Exhibits 5.1, 8.1 and 8.2, respectively.

Incorporation by Reference

The Company hereby incorporates by reference the information contained in the body of this Report on Form 6-K and Exhibit 1.1 to this Current Report on Form 6-K into the registration statement on Form F-3 of Adagene Inc. (File No. 333-264486) (including any prospectuses forming a part of such registration statement) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adagene Inc.

	By:	/s/ Peter Luo
	Name:	Peter Luo
	Title:	Chief Executive Officer

Date: March 29, 2024

EXHIBIT INDEX

Exhibit	Description

1.1	Sales Agreement, dated March 29, 2024, between Adagene Inc. and Leerink Partners LLC
5.1	Opinion of Walkers (Hong Kong) regarding the validity of the ordinary shares
8.1	Opinion of Walkers (Hong Kong) regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2	Opinion of Jingtian & Gongcheng regarding certain PRC tax matters
23.1	Consent of Walkers (Hong Kong) (included in Exhibit 5.1)
23.2	Consent of Jingtian & Gongcheng (included in Exhibit 8.2)